Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Ceridian Corporation:

We consent to the use of our report dated April 25, 2008, except as to note 19, which is as of July 25, 2008, included herein and to the reference to our firm under the heading “Experts” in the prospectus. Our report refers to the adoption of the provisions of Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes an interpretation of FASB Statement No. 109, as of January 1, 2007; Statement of Financial Accounting Standards No. 123R, Share Based Payment, on January 1, 2006; and Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, on December 31, 2006.

/s/ KPMG LLP

Minneapolis, Minnesota

December 15, 2008